Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 24, 2017. The following proposal was considered by the shareholders:

Proposal: To elect five (5) Trustees (James R. Boyle, William H. Cunningham, Grace K. Fey, Hassell H. McClellan and Gregory A. Russo) to serve for a three-year term ending at the 2020 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes for the nominee	Total votes withheld from the nominee
Independent Trustees
William H. Cunningham	22,368,878.534	737,778.000
Grace K. Fey	22,384,536.534	722,120.000
Hassell H. McClellan	22,348,799.534	757,857.000
Gregory A. Russo	22,361,542.834	745,113.700
Non-Independent Trustees
James R. Boyle	22,373,313.534	733,343.000,

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Peter S. Burgess, Craig Bromley, Theron F. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky, and Warren A. Thomson.